Mail Stop 4561

May 26, 2006

Mr. Thomas P. Dunne
Chairman and Chief Executive Officer
SteelCloud, Inc.
14040 Park Center Road
Herndon, Virginia

> **Re:** **SteelCloud, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2006**
> **File No. 000-24015**

Dear Mr. Dunne:

We have reviewed the above referenced filings and your response letter dated April 26, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Revenue Recognition, page F-9

1.   We note your response to prior comment number 2, which confirms that software maintenance is provided by the software manufacturer and that you are not the primary obligator in these transactions. Your response has also identified the following indicators of gross reporting, credit risk, pricing latitude, supplier selection and determination of product or service. With respect to this analysis, it does not appear that you have supplier selection for the maintenance services as the services are provided by the software manufacturer. In addition, the determination of product or service is not clearly an indicator of gross reporting as you are not "primarily responsible for fulfillment" of the

software maintenance; we refer you to EITF 99-19, paragraph 12. Therefore, your determination that software maintenance revenues should be reported gross appears to be based heavily on the credit risk and pricing latitude indicators, which are both weaker indicators of gross reporting. Therefore, we do not agree that these indicators are sufficient to overcome the fact that you are not the primary obligator in these transactions, which is a strong indicator of net reporting. Please revise your financial statements to report software maintenance services on a net basis.

2.   Your response to prior comment number 3 states that you classify software maintenance service revenue "as product offerings as they are sold in conjunction with the software products." However, as these services are a separate element of the product offering, such revenue earned should be reported in the service line-item pursuant to Rule 5-03 of Regulation S-X. Be advised that Regulation S-X, Rule 5-03(b)(1), requires separate presentation in the income statement of revenues from the sale of products and revenues from the provision of services.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief